04046295

T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany

Securities and Exchange Commission
Office of International Corporate Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549

USA

SUPPL

SEC MAIL PROCESSING
RECEIVED
NOV 18 2004
WASH. D.C. 179 SECTION

Your ref.	
Our ref.	Investor Relations
Telephone	+49 6151 680-2931
Date	November 9, 2004
Subject	T-Online International AG Third Quarter Report 2004

To whom it may concern:

Please find enclosed T-Online International AG's third quarter report 2004. The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online International AG

Enclosure

PROCESSED
DEC 01 2004
THOMSON
FINANCIAL

dlw 11/30

T-Online International AG

Address	Waldstraße 3, 64331 Weiterstadt, Germany
P.O. Box	Postfach 10 11 52, 64211 Darmstadt, Germany
Telecontacts	Telephone +49 (0) 61 51 / 6 80-0, Telefax +49 (0) 61 51 / 6 80-6 80, eMail T-Online@t-online.de
Bank accounts	Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310
Board	Kai-Uwe Ricke (Chairman)
Managing Directors	Rainer Beaujean, Veronika Altmeyer, Jens Becker, Burkhard Graßmann, Thomas Hille, Andreas Kindt
Registered at	Amtsgericht Darmstadt, HRB 7641
VAT ID number	DE 191 156 693

Group Report.
January 1 to September 30, 2004.

Q1 | Q2
Q3 | Q4
2004

T · · Online · · · ·

Contents.

1. T-Online stock.

Performance of the T-Online share price.
With the economic climate unchanged from prior quarters, T-Online shares kept at a high level in step with the TecDAX through the third quarter 2004 while showing less volatility than in the second quarter.

T-Online and the TecDAX both peaked at the beginning of the quarter: The index closed July 1, 2004 at 574.70 points, and Xetra trading in T-Online shares ended July 2 at € 9.45. The stock rose some 1.8% following announcement of T-Online International AG's half-year results. The profit-taking the next day pushed the stock down to its third quarter 2004 low of € 7.51, but it soon made good the lost ground to settle around and mostly above € 8,00. Its third quarter average was € 8.76.

A significant event affecting the share price during the reporting period was the resignation on September 3, 2004 of Thomas Holtrop as Chief Executive Officer of T-Online International AG and member of the Board of Management of Deutsche Telekom AG and the following day's naming of Rainer Beaujean - until then CFO - as the new CEO. The markets reacted to the news with heavy trading, with nearly 8 million shares changing hands at price gains of up to 7.6 percent in subsequent trading days.

Trading in T-Online shares closed on the September 30 reporting date at € 8.74, close to the third quarter average.

First three quarters 2004 key business trends.

T-Online further strengthened its market position in the first three quarters of 2004 despite growing competitive pressure. This is reflected by the main performance indicators:

Millions of €	First nine months 2004	First nine months 2003	Third quarter 2004	Third quarter 2003	2003
Net revenues*	1 473.4	1 336.0	485.2	452.7	1 840.2
EBITDA*	382.8	234.6	134.5	81.0	317.7
Earnings before taxes*	404.2	0.8	141.0	3.6	(3.6)
Group net income/(loss)*	254.2	(102.3)	86.6	(31.0)	(145.7)
Earnings per share (€)	0.21	(0.08)	0.07	(0.03)	(0.12)
Registered customers on reporting date (millions)	13.37	12.90			13.13

* Adjusted for material nonrecurring items in 2003. Detailed information on material nonrecurring items is given in the table on page 20.

T-Online forged ahead with its broadband strategy and set a new record in the third quarter by securing some 291,000 new DSL tariff customers in Germany. This raised the number of DSL customers by 11 percent over the prior quarter.

Much of this growth was due to the "drei mal null Euro" ("three times zero Euro") campaign – a limited-term special offer staged in August and September by T-Online International AG to make signing up for broadband Internet even more attractive. As part of the joint T-Online and T-Com promotion drive launched at the beginning of 2004 to further boost adoption of broadband technology in Germany and the use of multimedia online content, new T-Online DSL customers were refunded the setup fee for T-DSL access, received a free DSL modem and paid no basic charges for the "T-Online dsl 1500 MB" tariff in the first month. This starter package could also be combined with the "surftime 30", "surftime 60", "dsl 3000 MB", "dsl 6000 MB" and "T-Online dsl flat" broadband tariffs, with T-Online waiving at least the setup fee in each case.

The added growth in customer numbers compensated for the revenue forgone in the broadband promotion drive. As a result, Group revenues increased € 137.4 million or 10.3 percent from € 1,336.0 million to € 1,473.4 million compared with the first three quarters of 2003 (prior-year revenues are restated to exclude t-info, sold in the second quarter of 2003, while the accounts for the first three quarters of 2004 include pro rata figures for the Scout24 Group acquired during the reporting period).

Group earnings before interest, taxes, depreciation and amortization (EBITDA) increased by 63.2 percent compared with the prior-year period*, from € 234.6 million to € 382.8 million. Despite the revenue forgone in the broadband promotion campaign, group EBITDA set a new record, as did earnings before taxes at € 404.2 million (prior year: € 0.8 million) and Group net income at € 254.2 million (prior year: € - 102.3 million). Earnings before taxes and Group net income are affected by the first time application of IFRS 3 (see "Accounting policies"). Earnings per share in the reporting period were € 0.21 (prior year period: € - 0.08).

The gross margin rose steadily through the first three quarters of 2004, giving an average of 69.9 percent in the third quarter and 65.1 percent for the nine-month period as a whole.

T-Online divides its presentation of Group performance geographically into two segments: Germany (primarily T-Online International AG) and Rest of Europe (subsidiaries outside Germany). The following centers on the **Germany segment** as T-Online International AG represents almost 90 percent of the T-Online Group in terms of the main indicators.

* Adjusted for material nonrecurring items. Detailed information on material nonrecurring items is given in the table on page 20.

Revenue growth.

T-Online generated total consolidated revenues of € 1,473.4 million (prior year: € 1,336.0 million), once again delivering double-digit growth compared with the first three quarters of 2003. The broadband promotion drive launched in the **Germany segment** at the beginning of 2004 continued to have a revenue-reducing effect in the third quarter. In the "three times zero Euro" special offer mentioned earlier, T-Online refunded the T-DSL setup fee for all new customers in August and September. Additionally, customers who chose the "dsl 1500 MB" tariff did not have to pay basic charges for the first month.

Revenues in the **Rest of Europe segment** increased by 36.0 percent in the first three quarters of 2004 compared with the prior-year period. The **Rest of Europe segment** thus accounted for 11.5 percent of total revenues over the year to date, up from 9.3 percent in the first three quarters of 2003.

The table below presents Group revenues by segment:

Millions of €	**First nine months 2004**	First nine months 2003*	**Third quarter 2004**	Third quarter 2003
Germany segment	**1 313.2**	**1 213.5**	**433.6**	**411.1**
Subscription fees	748.9	650.9	250.9	232.3
Usage fees	404.3	414.0	126.2	127.6
Advertising/B2B	160.0	148.6	56.5	51.2
Portal agreement with Deutsche Telekom (to 2013)	111.1	111.1	37.0	37.0
Remainder (Germany)	48.9	37.5	19.5	14.2
Rest of Europe segment	**168.9**	**124.2**	**55.8**	**42.3**
Subscription fees	120.5	93.4	39.4	33.9
Usage fees	25.8	22.0	7.3	6.6
Advertising/B2B	22.6	8.8	9.1	1.8
Consolidation	**(8.7)**	**(1.7)**	**(4.2)**	**(0.7)**
Group	**1 473.4**	**1 336.0**	**485.2**	**452.7**
Subscription fees	869.4	744.3	290.3	266.2
Usage fees	429.5	436.0	132.9	134.1
Advertising/B2B	174.5	155.7	62.0	52.4
Portal agreement	111.1	111.1	37.0	37.0
Remainder	63.4	44.6	25.0	15.4

* Adjusted for material nonrecurring items.
Detailed information on material nonrecurring items is given in the table on page 20.

Subscription fees throughout the Group increased by 16.8 percent compared with the prior-year period; growth during the third quarter of 2004 stood at 9.1 percent compared with Q3 2003, driven in part by the larger customer base in broadband business as well as by increasing acceptance of content and services above and beyond pure Internet access.

Compared with the first nine months of 2003, subscription fees for the **Germany segment** rose by 15.1 percent, or € 98.0 million; T-Online International AG succeeded in boosting subscription fees by 8.0 percent over the third quarter of 2003. This result can be traced in part to very healthy growth in DSL business. While some 753 000 customers opted for DSL tariffs during the reporting period, the number was only around 402 000 during the first nine months of 2003. Mirroring T-Online's success in developing the broadband market, paid content and services beyond pure Internet access also showed increasing acceptance. In addition to pay-per-view and pay-per-use models, T-Online offers numerous subscription services, including premium e-mail services, security packages, and onInsider subscriptions with exclusive or other top-quality content from the onThemen portals. Notably in the area of Internet security, the positive trend continued during Q3 2004.

Subscription fees declined slightly compared with the second quarter of 2004. This development can be traced on the one hand to a revenue forgone by refunding setup fees and waiving basic charges. On the other hand, the "drei mal null Euro" ("three times zero Euro") campaign actively promoted the lower-priced "dsl 1500 MB" basic-level tariff in particular, triggering above-average growth for this plan compared with the other DSL tariffs. This was T-Online's way of deliberately dismantling obstacles to the world of broadband and thus further boosting growth in this strategically vital segment in line with the broadband campaign launched at the beginning of the year.

Subscription fees in the **Rest of Europe segment** climbed by 28.9 percent compared with the prior-year period, showing 16.3 percent growth in a direct quarter-on-quarter comparison.

As in the second quarter of 2004, the increase in subscription fees was accompanied by a drop in usage fees across the Group and in the **Germany segment**. This is due in part to lower Internet use in general over the summer months. During the third quarter of this year, however, the 2004 Olympic Games in Athens had an additional adverse effect on usage times as customers chose to follow the events primarily on television. Ultimately, migration effects also forced usage fees down: Tempted by a very attractive broadband rate portfolio, more and more customers switched from narrowband tariffs with a higher usage share to broadband plans with a higher subscription share. Customers are also tending more toward subscription models when it comes to paid content and services. In-house studies have revealed that pay-per-use models are overwhelmingly preferred by first-time customers and users who seldom make purchases. According to the Association of German Magazine Publishers (VDZ), in its study entitled "Breitband-Content – Geschäftsmodelle mit Massenmarktpotenzial" (Broadband content – Business models with mass-market potential), Internet users who buy more frequently are more likely to opt for a subscription model (VDZ, May 2004).

Advertising/B2B revenues increased by 12.1 percent Group-wide compared with the prior-year period. Not including the portal agreement with Deutsche Telekom AG – involving ongoing annual payments until the end of the contractual period in 2013 – the first nine months of 2004 showed an increase of around 42.2 percent over the same period in 2003, with growth of 62.7 percent in a direct quarter-on-quarter comparison. In the **Germany segment** – not including the portal agreement with Deutsche Telekom AG – revenues rose by 30.5 percent over the year to date, and by 37.7 percent compared with the third quarter of 2003. In the advertising market, the broadband-based rich media formats are increasingly proving their mettle. Linking image-building elements with response elements has shown itself to be particularly effective. Top brands such as Masterfoods (M&Ms), Nivea, Postbank, Nintendo, Sony and Opel – all of which have signed marketing cooperation agreements with T-Online – aim to reap the benefits of Web-based advertising.

Significant growth was also recorded in Advertising/B2B in the **Rest of Europe segment**.

Development of ARPU.

T-Online has been disclosing average monthly revenue per user (ARPU) data since the first quarter of 2004.

ARPU further enhances transparency regarding key performance indicators of T-Online's combined business model. T-Online breaks down ARPU data into blended ARPU, subscription ARPU and usage ARPU at segment level for the Group and at segment level for the **Germany** and **Rest of Europe segments**.

The chart below shows ARPU development* as well as the key computation parameters for T-Online:

In €	**First nine months 2004**	First nine months 2003	**Third quarter 2004**	Third quarter 2003
Group				
ARPU				
Blended	15.5	14.5	15.0	14.5
Subscription	11.5	10.2	11.4	10.8
Usage	5.1	5.3	4.7	4.9

Computation parameters (millions)	Sep. 30, 2004	Sep. 30, 2003
Customers with DSL tariffs	3.22	2.33
Customers with narrowband tariffs	5.35	5.94
PAYG (usage <30 days)	0.90	0.97

* Adjusted for material nonrecurring items.

In €	**First nine months 2004**	First nine months 2003	**Third quarter 2004**	Third quarter 2003
Germany				
ARPU				
Blended	14.8	14.1	14.4	14.1
Subscription	10.6	9.5	10.5	10.1
Usage	5.2	5.5	4.8	5.0

Computation parameters (millions)	Sep. 30, 2004	Sep. 30, 2003
Customers with DSL tariffs	2.91	2.11
Customers with narrowband tariffs	5.11	5.63
PAYG (usage <30 days)	0.77	0.79

In €	**First nine months 2004**	First nine months 2003	**Third quarter 2004**	Third quarter 2003
Rest of Europe				
ARPU				
Blended	23.9	19.1	22.7	19.2
Subscription	24.3	20.8	23.7	21.4
Usage	4.2	3.6	3.6	3.0

Computation parameters (millions)	Sep. 30, 2004	Sep. 30, 2003
Customers with DSL tariffs	0.31	0.22
Customers with narrowband tariffs	0.24	0.31
PAYG (usage <30 days)	0.13	0.17

Compared with the first nine months of 2003, blended ARPU within the Group rose during the period under review from € 14.5 to € 15.5. Both in the **Germany segment** and the **Rest of Europe segment**, the driving force behind this development was growth in DSL business. Compared with September 30, 2003, the share of customers with DSL tariffs within the Group increased by 38.2 percent, from 2.33 million to 3.22 million by the end of the third quarter of 2004. The share of DSL tariff customers rose from 2.42 million to 3.22 million between year-end 2003 and the reporting date. In the **Germany segment**, the number of customers with DSL tariffs climbed by 37.9 percent, from 2.11 million at the end of Q3 2003 to 2.91 million at the end of Q3 2004. The **Rest of Europe segment** showed 40.9 percent growth. Under the previous reporting policy, which was discontinued in the first quarter of 2004 in favor of separately reporting customers in narrowband and DSL tariffs, T-Online had a total of roughly 4.3 million broadband customers - around 4 million of them in Germany - as the first nine months of 2004 came to a close.

At the same time, the new momentum in the broadband market has led to a decline in narrowband business.

Group-wide, subscription ARPU rose by 12.7 percent in the first nine months of 2004 compared with the same period last year. In the **Germany segment**, there was an increase of 11.6 percent, and 16.8 percent in the **Rest of Europe segment**. Comparing the third quarter of last year with the same period in the current fiscal year, subscription ARPU increased by 4.0 percent in the **Germany segment** and 10.7 percent in the **Rest of Europe segment.** T-Online succeeded once again in boosting acceptance of paid content and services and migrating customers to subscription products as a result of the wider distribution of broadband connections. In doing so, T-Online has fulfilled its key objectives for broadband growth in both access and non-access business within the framework of a combined business model.

Comparing both the nine-month and third-quarter figures Group-wide, the increase in subscription ARPU is offset by a slight drop in usage ARPU. Here, the drop in the narrowband customer base and the parallel increase in customers in the DSL tariffs led to a decrease in usage ARPU. In addition, both usage revenues and thus also usage ARPU figures are subject to strong seasonal fluctuations. This is a further reason for T-Online to migrate users increasingly to higher-value broadband tariffs and non-access subscription products, and thus subscription fees.

ARPU, and particularly subscription ARPU, is a key indicator for T-Online when it comes to measuring the performance of its combined business model, as it shows how well the company is doing at addressing users' entertainment budgets as well as their communications budgets. ARPU is not the sole management parameter, however, but only an added indicator that must always be considered in combination with gross margin and net growth in the customer base.

A product's profitability is more important than the absolute revenue it generates. Profitability, in turn, should not be viewed in isolation, but in relation to the product's significance within the product portfolio as a whole as well as the product's future strategic and financial significance for the combined business model.

The following chart shows the key performance indicators of the combined business model:


Key Performance Indicators
Group ARPU
Advertising/B2B
Growth
Profitable growth
Profitability
Net customer growth
Revenue cost efficiency

15.2 million Internet users visit www.t-online.de

The unique audience on www.t-online.de rose in September 2004 to 15.2 million (source: Nielsen Netratings). By comparison with the previous quarter, page impressions in the third quarter of 2004 also rose, from 2.21 billion to 2.36 billion (source: IVW).

T-Online at the top.

According to findings of Germany's well-regarded consumer organization, Stiftung Warentest, T-Online comes out on top of 10 ISPs tested (source: test, issue No. 10, October 2004). The independent institute rated T-Online as "good" in the categories ISDN/narrowband and DSL/broadband.

T-Online received an overall rating of 1.9 in the key growth area of broadband business, and an overall rating of 1.6 in narrowband access - scores that place the company at the top of the pack. In addition to technological technological efficiency, the ISPs were also judged on the services they offer, such as e-mail or customer support.

These findings affirm T-Online in its quest to deliver the highest standard of quality, from product development to user-friendliness to customer service.

In the age of DSL, the Internet has taken on a new shine for users thanks to attractive content and value-added services. For broadband users, these benefits come primarily by way of music, movie and game offerings.

The current trend is toward user independence from "top-down" entertainment programming to a Do it yourself approach to choosing content. This is most evident in the music industry. Whereas music lovers once had to buy entire CDs, they can now legally download individual tracks. After listening to the songs, they can then choose their favorites for placement on uniquely personal playlists.

Musicload.

A key strategic market already penetrated by T-Online: Just one year after the launch of Musicload, T-Online's music portal has seized a market share of 55 percent, making it Germany's most successful provider of legal music downloads as listed by Media Control among its "Top 20 Download Charts" (source: Media Control, September 2004). T-Online cooperates with all the bib music label's as well as independent labels so as to offer over 350,000 titles on Musicload, this is to be build out to around half a million titles by year end. The original goal of offering 300,000 songs by the end of the year was already exceeded in the third quarter. The range is very popular among customers: Compared with the prior-year period, the average number of daily downloads rose from 2,500 to more than 5,500.

T-Online and Twentieth Century Fox team up to market movies online.

T-Online has been cooperating with Twentieth Century Fox, one of Hollywood's major film studios, since August 2004, marking the fourth cooperation of its kind. This expands T-Online's unique library of German and international films to include highlights such as "Speed", "Titanic" or "The Day after Tomorrow". With T-Online Vision and its video-on-demand service, T-Online has bundled the Web, the entertainment world and attractive content into a unique realm of experience for DSL customers – not only on the computer screen, but also on television in the living room. During the third quarter, movies available on demand were downloaded on average over 1,000 times per day during the week, and around 1,300 times a day on weekends. T-Online is negotiating with other film studios to further build out its library.

T-Online sells Bundesliga soccer licenses to mobile communications providers.

Instrumental to tapping new customer groups is making Web-based content available in cross-media formats. By sublicensing content for mobile end devices, T-Online is opening up another attractive business field and breaking into an extremely promising market segment. Shortly after securing the rights – during Q2 2004 – to cover Bundesliga matches on the Web and via mobile terminals, T-Online was able to bring three mobile communications providers on board for the marketing of moving pictures and video streams: T-Mobile, Vodafone and O_2. Market penetration in the mobile communications segment and the technological possibilities of today's cell-phone generation mean much greater diversity in mobile communications applications. T-Online recognized this trend early on and has already established a firm footing in this new market.

International subsidiaries.

Also in France, developments in broadband have been instrumental to the general dissemination and widespread usage of the Internet. Club Internet had already reached the target set for 2004 – of profitability on an EBITDA basis – by mid-year. Overall, however, the French market remains hotly contested, which is why strategic options for Club Internet need to be reviewed.

Our Spanish subsidiary, ya.com, faces different conditions than Club Internet on its home market. The level of both Internet penetration and competitive pressure is lower in Spain, and the Spanish market is wide open to broadband. Having reached EBITDA profitability as planned, the next strategic steps can now be assessed for ya.com.

3. Earnings situation.

The first three quarters of 2004 once again saw a significant increase in T-Online's earnings power.

Revenue growth of some 10 percent was accompanied by a decrease in key operating expenses compared with the prior-year period. This was mostly a result of further improvement in the gross margin and reductions in key functional costs relative to revenues. Ceasing to charge goodwill amortization meant that Group net income was positive in the first three quarters of 2004, at € 254.2 million. As a result, earnings per share improved from € - 0.08 in the prior-year period to a positive € 0.21 in the period under review.

Operating earnings/EBITDA.

Both operating earnings and EBITDA increased considerably in both segments compared with the prior-year period.

In the table below, we derive EBITDA for the T-Online Group from the operating earnings posted by the two segments **Germany** and **Rest of Europe**:

Millions of €	**First nine months 2004**	First nine months 2003*	**Third quarter 2004**	Third quarter 2003
Operating earnings				
Germany	326.3	223.6	113.6	75.6
Rest of Europe	(14.1)	(39.0)	(3.7)	(11.2)
Reconciliation	(0.3)	(3.0)	(0.3)	(3.2)
Group	**311.9**	**181.6**	**109.6**	**61.2**
Depreciation and amortization				
Germany	54.0	40.5	18.9	16.0
Rest of Europe	16.2	12.1	5.8	3.7
Reconciliation	(0.1)	0.0	0.0	0.0
Group	**70.1**	**52.6**	**24.7**	**19.7**
Other taxes				
Germany	0.0	0.1	0.0	0.0
Rest of Europe	0.6	0.2	0.2	0.1
Reconciliation	0.2	0.0	0.0	0.0
Group	**0.8**	**0.3**	**0.2**	**0.1**
EBITDA				
Germany	380.3	264.2	132.4	91.6
Rest of Europe	2.7	(26.6)	2.3	(7.4)
Reconciliation	(0.2)	(3.0)	(0.2)	(3.2)
Group	**382.8**	**234.6**	**134.5**	**81.0**

* Adjusted for material nonrecurring items in 2003. Detailed information on material nonrecurring items is given in the table on page 20.

In the **Germany segment**, operating earnings rose by € 102.7 million to € 326.3 million and EBITDA by € 116.1 million to € 380.3 million compared with the prior-year period, primarily due to a reduction in goods and services purchased despite growth in the customer base. Comparing the third quarter figures, operating earnings increased by € 38.0 million to € 113.6 million and EBITDA by €40.8 million to € 132.4 million.

Operating earnings and EBITDA likewise improved in the **Rest of Europe segment**. This was due partly to the 36 percent revenue increase and partly to reductions in key functional costs relative to revenues. Operating earnings were up by € 24.9 million to € -14.1 million, while EBITDA increased by € 29.4 million to a positive € 2.7 million. **Rest of Europe segment** EBITDA in the third quarter of 2004 was again positive, at € 2.3 million.

Depreciation and amortization were € 70.1 million in the first three quarters and € 24.7 million in the third quarter of 2004. The table below shows depreciation and amortization expenses by function:

Millions of €	**Depreciation and amortization First three quarters 2004**	Depreciation and amortization First three quarters 2003	**Depreciation and amortization Third quarter 2004**	Depreciation and amortization Third quarter 2003
Cost of sales	43.7	31.9	15.5	11.0
Selling costs	23.0	16.7	8.2	7.6
Administrative costs	3.4	3.9	1.0	1.0
Other operating expenses	0.0	0.1	0.0	0.1
Total	**70.1**	**52.6**	**24.7**	**19.7**

The € 17.5 million (first three quarters) and € 5.0 million (third quarter) increase in depreciation and amortization primarily reflects a first time amortization charge on software development work completed at the end of 2003 plus additions to the consolidated Group. The table below shows other taxes by function:

Millions of €	**Other taxes First three quarters 2004**	Other taxes First three quarters 2003	**Other taxes Third quarter 2004**	Other taxes Third quarter 2003
Cost of sales	0.2	0.1	0.1	0.0
Selling costs	0.4	0.1	0.1	0.1
Administrative costs	0.2	0.1	0.0	0.0
Other operating expenses	0.0	0.0	0.0	0.0
Total	**0.8**	**0.3**	**0.2**	**0.1**

Economies of scale increase earnings power.

T-Online's rigorous management of economies of scale is a crucial factor in its success. To this end, an efficiency matrix is assigned to every product and/or cost area at the beginning of the year. Each unit is committed to the goal of optimizing the ratio of costs to revenues. Each individual unit thus shares responsibility for earnings.

The table below shows T-Online's main income statement items* compared with Group revenues:

	First three quarters 2004	First three quarters 2003	**First three quarters 2004**	First three quarters 2003	**Third quarter 2004**	Third quarter 2003	**Third quarter 2004**	Third quarter 2003
	%	%	Millions of €	Millions of €	%	%	Millions of €	Millions of €
Net revenues	100	100	1 473.4	1 336.0	100	100	485.2	452.7
Goods and services purchased	34.9	42.3	513.7	565.4	30.1	40.7	146.2	184.3
Gross margin	65.1	57.7	959.7	770.6	69.9	59.3	339.0	268.4
Other costs of sales	12.7	14.6	187.8	194.8	13.7	16.5	66.3	74.5
Selling costs	27.0	26.7	397.9	357.3	28.6	28.2	138.8	127.8
Administrative costs	4.8	5.0	70.2	67.4	4.6	3.8	22.1	17.3
Operating earnings	21.2	13.6	311.9	181.6	22.6	13.5	109.6	61.2
EBITDA	26.0	17.6	382.8	234.6	27.7	17.9	134.5	81.0
Earnings before taxes	27.4	0.1	404.2	0.8	29.1	0.8	141.0	3.6
Income taxes	10.2	7.9	149.8	105.8	11.2	7.6	54.2	34.5
Group net income/(loss)	17.2	(7.7)	254.2	(102.3)	17.8	(6.8)	86.6	(31.0)
Earnings per share (€)			0.21	(0.08)			0.07	(0.03)

The increase of € 189.1 million (first three quarters) and € 70.6 million (third quarter) in the Group's gross margin to € 959.7 million, with revenues rising by € 137.4 million (first three quarters) and € 32.4 million (third quarter), was primarily due to the reduction in goods and services purchased relative to the growth in the customer base. This has various causes:

In the **Germany segment**, continued good utilization of the diurnal traffic distribution in the third quarter yielded economies of scale, while the growing numbers of customers in DSL tariff plans led to input cost savings. In addition, the 2004 Olympics in Athens positively affected purchased goods and services. As all sporting highlights were screened on public television, customers made less overall use of the Internet. In the **Rest of Europe segment**, goods and services purchased increased slightly in absolute terms both over the year to date and in the third quarter, but decreased relative to revenue over the year to date by 11 percentage points and in the third quarter by 14 percentage points.

* Adjusted for material nonrecurring items in 2003 and 2004. Detailed information on material nonrecurring items is given in the table on page 20.

Another major factor in the increase in gross margin is the Group's concentration on high-margin revenue flows generated by the combined business model, especially in non-access operations (see the section headed "Revenue growth" for detailed information).

In view of T-Online International AG's share of almost 90 percent in the Group's most important earnings variables, the following notes on the earnings situation are based on Group as a whole rather than segmental figures.

"Three times zero Euro" promotions increase selling costs.
Selling costs rose year-on-year by € 40.7 million to € 397.9 million, with a third quarter increase of € 11.1 million. The primary reasons behind the absolute increase in selling costs in the **Germany segment** included T-Online International AG's part in the third quarter 2004 ad campaign for broadband and also more aggressive advertising for growth formats such as Musicload.de, video on demand or Bundesliga soccer. As a proportion of revenues, selling costs remained constant both over the year to date and in the third quarter.

Cost efficiency in administration.
Administrative costs rose slightly in absolute terms over the first three quarters of 2004. As a proportion of revenues, however, administrative costs declined from 5.0 percent in the prior-year period to 4.8 percent in the first three quarters of 2004.

Third quarter administrative costs increased from 3.8 percent of revenues in 2003 to 4.6 percent in 2004. This was due to the inclusion of additional companies in the consolidated accounts.

Notes on selected items in the income statement.
Other operating income decreased year-on-year by € 26.9 million to € 12.0 million. Unlike the prior-year period, reversals of provisions are no longer included in this item and instead are charged in the amount of € 31.2 million against the costs for which the provisions were originally recognized.

The **net result from associated companies** was € 8.4 million in the first three quarters of 2004, up from a negative € 4.0 million in the same period of 2003. The improvement was due to the inclusion of ImmobilienScout24 and its profits in the Group accounts, goodwill ceasing to be amortized, and notably the improved earnings situation at the Bild.T-Online joint venture.

Net interest income declined slightly by € 1.3 million to € 83.9 million due to changes in capital market interest rate trends (prior year period: € 85.2 million).

Profitability of T-Online International AG results in income tax liability.
Income tax expenses of € 149.8 million were reported in the period under review, a consequence of the positive trend in T-Online International AG's results. The Group's average tax ratio is around 39 percent.

4. Financial situation.

T-Online once again combined an operating profit with strong cash flow from operating activities in the first three quarters of 2004. T-Online's financial situation is compared with the prior-year period in the summary cash flow statement below. The statement uses a management presentation, where cash and cash equivalents (terms of three months or less) are combined with short-term investments (exceeding three months):

Millions of €	First three quarters 2004	First three quarters 2003	Third quarter 2004	Third quarter 2003
Net cash provided by operating activities	**251.5**	**322.0**	**95.4**	**108.1**
Net cash used for operational capital expenditure	**(240.6)**	**(19.5)**	**(26.3)**	**(23.8)**
– Capital expenditure on non-current assets*	(241.0)	(50.5)	(26.2)	(22.6)
– Proceeds from the sale of non-current assets	0.4	31.0	(0.1)	(1.2)
Net cash provided by financing activities	**0.6**	**0.0**	**0.0**	**0.0**
Increase in monetary assets	**11.5**	**302.5**	**69.1**	**84.3**

* Largely due to the acquisition of the Scout24 Group.

T-Online's monetary assets increased by € 11.5 million in the reporting period. The biggest item in the € 240.6 million net cash outflow for operational capital expenditure was € 189.7 million for the purchase of the Scout24 group in the first quarter 2004 and additional stakes within that group. The entire sum came out of the € 251.5 million cash flow from operating activities.

Taxes paid in the first three quarters of 2004 were € 115.8 million, up € 56.8 million from the prior-year period. This was one of the reasons for the € 70.5 million reduction in cash flow from operating activities compared to the prior year period. Another was the € 55.3 million decrease in interest receipts for the first three quarters of 2004. Stripping out the higher tax payments and lower interest receipts, net cash provided by operating activities increased by approximately € 42 million.

5. Net worth.

Compared with December 31, 2003, T-Online's total assets figure climbed € 262.6 million to € 6,208.9 million. The assets side component of this increase is the balance of an increase in long-term and a decrease in short-term assets, relating in both cases partly to fixed-term deposits being swapped into longer maturities and partly to the acquisition of Scout24 AG. The main liabilities side component consists of increases in shareholders' equity from retained earnings.

The main balance sheet figures are presented in the table below:

Millions of €	Sep. 30, 2004	Dec. 31, 2003	Change
Total assets	6 208.9	5 946.3	262.6
Shareholders' equity	5 729.0	5 480.0	249.0
Equity ratio (%)	92.3	92.2	n/a
Goodwill	1 266.3	1 148.9	117.4
Monetary assets	4 063.4	4 051.9	11.5

Assets shift to longer maturities.

Non-current assets increased by € 1,095.6 million and current assets decreased by € 833.0 million compared with December 31, 2003.

Looking at the non-current assets first, the acquisition of Scout24 AG and larger stakes in AutoScout24 GmbH and two other subsidiaries increased goodwill by € 117.4 million, € 109.3 million related to the purchase of the Scout24 AG and another € 8.1 million on the increase of the stock in the AutoScout24 GmbH and two other subsidiaries. Goodwill is no longer subject to amortization since January 1, 2004, when IFRS 3 came into force. The Scout24 AG acquisition also added about € 66.1 million in mostly intangible assets (see "Accounting policies"). The increase in non-current assets from the Scout24 AG acquisition is offset by a mostly related € 165.1 million decrease in current assets, under cash in banks.

A further € 884.2 million of the increase in non-current assets is accounted for by fixed-term deposits with Deutsche Telekom being switched into longer maturities, matched by corresponding reductions in current assets.

Equity ratio remains constant.

T-Online recorded a €249.0 million increase in shareholders' equity as of the balance sheet date, largely due to the Group net income of € 248.2 million. Since borrowing did not grow at the same rate, the equity ratio slightly increased from 92.2 percent as of December 31, 2003 to 92.3 percent as of September 30, 2004.

As of September 30, 2004, Deutsche Telekom AG held 73.93 percent of T-Online International AG's subscribed capital.

The table below shows major nonrecurring items in the income statement:

Millions of €	First nine months 2004	First nine months 2003	Third quarter 2004	Third quarter 2003	2003
Net revenues	**0.0**	**11.0**	**0.0**	**0.0**	**11.0**
Goods and services purchased	0.0	(5.9)	0.0	0.0	(5.9)
Gross margin	**0.0**	**5.1**	**0.0**	**0.0**	**5.1**
Other cost of sales	0.0	(3.0)	0.0	0.0	(3.0)
Gross profit	0.0	2.1	0.0	0.0	2.1
Selling costs	0.0	(0.6)	0.0	0.0	(0.6)
Administrative costs	0.0	(0.4)	0.0	0.0	(0.4)
Other operating income	0.0	24.5	0.0	0.0	24.5
Other operating expenses	0.0	0.0	0.0	0.0	0.0
Operating earnings	**0.0**	**25.6**	**0.0**	**0.0**	**25.6**
Goodwill amortization	0.0	0.0	0.0	0.0	0.0
Net result from associated companies	0.0	34.0	0.0	34.0	34.0
Interest income, net	0.0	0.4	0.0	0.0	0.4
Impairment charges against financial assets	0.0	0.0	0.0	0.0	0.0
Results before taxes	**0.0**	**60.0**	**0.0**	**34.0**	**60.0**
Income taxes	(6.0)	(0.7)	0.0	0.0	48.0
Net income/(loss) before minority interests	(6.0)	59.3	0.0	34.0	108.0
Net income/(loss) applicable to minority shareholders	0.0	0.0	0.0	0.0	0.0
Group net income/(loss)	**(6.0)**	**59.3**	**0.0**	**34.0**	**108.0**

The material nonrecurring items are mostly due to the sale of t-info in the second quarter of 2003, a writeup on the book value of the stake in comdirect in the third quarter 2003 and from the fourth quarter 2003 a change in accounting rules in France restricting the ability to offset losses against future profits. A nonrecurring tax charge was incurred in 2004 due to a change in Austrian tax rates.

Workforce development und personnel costs.
The average number of T-Online employees compared with the previous year has developed as follows:

	First nine months 2004	First nine months 2003	Full year 2003
Germany	2 117	1 935	1 931
Rest of Europe	787	692	687
Group	**2 904**	**2 627**	**2 618**

The increase in the average number of employees in both the **Germany** and the **Rest of Europe segment** is due to the inclusion of the Scout group from February 18, 2004. Compared with the same period last year, there was an 11 percent increase.

Personnel costs for the period under review were € 138.6 million (as at September 2003: € 119.8 million).

Stock options held by members of the Board of Management and employees.
An Extraordinary Shareholders' Meeting of T-Online International AG held prior to the initial public offering in April 2000 adopted the 2000 stock option plan for members of the Board of Management and for specialists and managers working for the company or its subsidiaries. The plan was not competitive, due largely to the terms stipulating when options could be exercised.

The 2001 Shareholders' Meeting approved a new, premium priced stock option plan, involving a 25 percent premium. Options are issued over a five-year period, and are valid for ten years. No more than half of the options granted to a participant are eligible for exercise after a two-year lockup period expires, and all are eligible for exercise after a three-year lockup. The first tranche of options was issued on August 13, 2001, and the second on July 15, 2002. The Board of Management resolved not to issue a tranche in 2003. No further tranches will be issued under the 2001 stock option plan. The 2004 Shareholders' Meeting revoked the Board of Management's and Supervisory Board's authority to issue further options under the 2001 stock option plan and partly withdrew the existing conditional capital.

The options currently outstanding from the 2000 and 2001 plans are summarized in the table:

	2001 stock option plan (thousands)	2000 stock option plan (thousands)
Outstanding stock options on Jan. 1, 2004	4 185	112
Granted	0	0
Exercised	6	0
Expired	261	0
Outstanding stock options on Sep. 30, 2004	3 918	112

Further information on the option plans is available in the 2003 Annual Report on pages 110 et seq.

As of September 30, 2004, members of T-Online International AG's Board of Management held options to purchase T-Online stock as follows. Ms. Veronika Altmeyer held 64 635 options; Mr. Rainer Beaujean 68 805; Mr. Burkhard Graßmann 90 350; Mr. Thomas Holtrop 235 188; Mr. Andreas Kindt 21 267; and Mr. Thomas Hille did not hold any options. The entire Board of Management decided to dispense with the allocation of the 2003 tranche.

8. Changes on the Board of Management and Supervisory Board.

Thomas Holtrop resigned from office as Chief Executive Officer of T-Online International AG effective September 30, 2004. At an extraordinary meeting on September 4, the Supervisory Board appointed Rainer Beaujean to succeed him effective October 1. Jens Becker was appointed Chief Finance Officer effective October 1 at the same meeting.

Karl-Heinz Häuser retired as Deputy Chairman of the Supervisory Board of T-Online International AG effective July 1, 2004. Christoph Heil was appointed employee representative member of the Supervisory Board by court ruling of August 19. The Supervisory Board elected Christoph Heil as Deputy Chairman of the Supervisory Board at its extraordinary meeting on September 4.

9. Significant events after the balance sheet date.

Deutsche Telekom AG offers to enter merger negotiations with T-Online International AG.

On October 9, 2004, Deutsche Telekom AG announced its decision to make T-Online International AG shareholders an offer to buy their shares in T-Online International AG at € 8.99 per share, and to propose the commencement of merger talks with the Board of Management of T-Online International AG. At 2 p.m. on October 10, 2004, the Supervisory Board of T-Online International AG gave its consent for the T-Online International AG Board of Management to enter into the proposed talks and negotiations with the Board of Management of Deutsche Telekom AG with a view to merging the two groups.

October 11, 2004, the first day of trading after the announcement, saw almost 41 million T-Online shares change hands on the Xetra electronic trading system. The share price subsequently climbed to a high of € 9.15 and has since steadied out above the € 8.99 bid price announced by Deutsche Telekom AG.

The Internet's future is broadband.
T-Online aims to continue expanding its range of offerings for broadband customers and harnessing its excellent positioning in future.

The company will pursue its quality and broadband initiative already launched at the beginning of this year, ensuring that customers make even more intensive use of the Internet and T-Online's attractive content offerings. The aim is to make Internet communications simpler and more efficient. T-Online International AG has therefore set itself the goal to achieve an approximate 50-percent market share of new customer business by year-end 2004 among DSL customers connected by T-Com. The figure may fluctuate from quarter to quarter. T-Online only counts customers as DSL customers once they have logged onto the Internet via a broadband connection. This means there may be a delay between registration as DSL customer with Deutsche Telekom and recording by T-Online. Alongside DSL customers connected by T-Com, there are other DSL customers in Germany for whom no T-Online market share can be gauged due to a lack of transparency.

T-Online has pinpointed the development of triple-play products combining Access, Communication Services and Entertainment Services as a clear strategic option for the future.

Under the brand name T-Online Vision, T-Online International AG began pursuing the trend of Broadband Internet at an early stage and is now offering its customers innovative, exclusive broadband content. T-Online is committed to fine-tuning the special content offerings down the line, ensuring that the Internet also finds its way increasingly into end users' living rooms. By way of supporting these activities, the companies Bose/Handan and Samsung will – starting in October/November – be marketing a new media receiver, giving T-Online customers a greater selection of devices with which to download top "one-click cinema" movies at attractive rates. What is already an extensive movie library will be successively expanded to include compelling new content.

11. Interim consolidated financial statements compliant with IFRS.

Consolidated statement of income Millions of €

(prior-year figures including t-info)	**First three quarters 2004**	First three quarters 2003	**Third quarter 2004**	Third quarter 2003
Net revenues	**1 473.4**	**1 347.0**	**485.2**	**452.7**
Goods and services purchased	(513.7)	(571.3)	(146.2)	(184.3)
Gross margin	**959.7**	**775.7**	**339.0**	**268.4**
Other costs of sales	(187.8)	(197.8)	(66.3)	(74.5)
Gross profit	771.9	577.9	272.7	193.9
Selling costs	(397.9)	(357.9)	(138.8)	(127.8)
Administrative costs	(70.2)	(67.8)	(22.1)	(17.3)
Other operating income	12.0	63.4	0.5	19.3
Other operating expenses	(3.9)	(8.4)	(2.7)	(6.9)
Operating earnings	**311.9**	**207.2**	**109.6**	**61.2**
Goodwill amortization	0.0	(261.5)	0.0	(85.5)
Net result from associated companies	8.4	29.9	2.6	35.9
Interest income, net	83.9	85.6	28.8	26.0
Impairment charges against financial assets	0.0	(0.5)	0.0	0.0
Earnings before taxes	**404.2**	**60.7**	**141.0**	**37.6**
Income taxes	(155.8)	(106.5)	(54.2)	(34.5)
Net income/(loss) before minority interests	248.4	(45.8)	86.8	3.1
Net income/(loss) applicable to minority shareholders	(0.2)	2.7	(0.2)	(0.1)
Group net income/(loss)	**248.2**	**(43.1)**	**86.6**	**3.0**
Earnings/(loss) per share (€)	**0.20**	**(0.04)**	**0.07**	**0.00**
EBITDA	**382.8**	**261.2**	**134.5**	**81.0**

Consolidated balance sheet Millions of €

	Sep. 30, 2004	Sep. 30, 2003
ASSETS		
Non-current assets		
Goodwill	1 266.3	1 148.9
Other intangible assets	120.5	65.4
Property. plant and equipment	95.9	103.6
Investments in Group companies	0.1	0.1
Investments in associated companies	188.0	162.2
Other financial assets	3.6	2.3
Receivables from Group companies	2 100.0	1 215.8
Deferred tax assets	204.3	184.8
	3 978.7	**2 883.1**
Current assets		
Inventories	1.8	1.7
Trade accounts receivable	113.7	164.9
Receivables from Group companies	1 967.4	2 611.9
Receivables from associated companies	2.5	2.6
Other current assets and prepaid expenses	48.6	20.8
Marketable securities	0.4	0.4
Cash in banks/petty cash	95.8	260.9
	2 230.2	**3 063.2**
Total assets	**6 208.9**	**5 946.3**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity	**5 729.0**	**5 480.0**
Minority interests	**2.3**	**(0.5)**
Non-current liabilities		
Provisions for pensions and similar obligations	13.4	10.1
Deferred tax liabilities	37.1	8.6
	50.5	**18.7**
Current liabilities		
Other short-term provisions	54.4	64.9
Short-term debt	0.0	0.0
Liabilities to Group companies	82.4	116.5
Trade accounts payable	150.6	186.8
Other short-term liabilities and deferred income	139.7	79.9
	427.1	**448.1**
Total shareholders' equity and liabilities	**6 208.9**	**5 946.3**

Consolidated statement of cash flows Millions of €

	First three quarters 2004	First three quarters 2003	**Third quarter 2004**	Third quarter 2003
Group net income/(loss)	**248.2**	**(43.1)**	**86.6**	**3.0**
Net income/(loss) applicable to minority shareholders	0.2	(2.7)	0.2	0.1
Depreciation and amortization of non-current assets	70.1	315.2	24.7	105.2
Interest income, net	(83.8)	(85.6)	(28.8)	(26.0)
Income taxes	155.8	106.5	54.2	34.5
Proceeds/(realized losses) from disposals of non-current assets	0.1	(22.8)	0.0	0.8
Net result from associated companies	(8.4)	(29.9)	(2.6)	(35.9)
Increase in pension provisions	3.2	2.0	1.2	0.9
(Decrease)/increase in other short-term provisions	(10.6)	(17.7)	8.1	7.5
Decrease/(increase) in trade accounts receivable	59.2	(24.2)	27.1	(39.2)
(Decrease)/increase in trade accounts payable	(31.2)	(20.2)	8.5	(1.7)
Other changes	(69.7)	113.0	(53.7)	61.9
Income tax paid	(115.8)	(59.0)	(33.6)	(39.5)
Interest paid	(1.1)	(0.1)	(0.2)	0.0
Interest received	35.3	90.6	3.7	36.5
Net cash provided by operating activities	**251.5**	**322.0**	**95.4**	**108.1**
Capital expenditure on intangible assets	(25.6)	(18.8)	(9.0)	(9.1)
Capital expenditure on property, plant and equipment	(24.8)	(22.2)	(10.2)	(10.0)
Capital expenditure on financial assets	(0.9)	(6.3)	(0.9)	(3.5)
Capital expenditure on adoption of a shareholder loan	(36.8)	0.0	(0.0)	0.0
Capital expenditure on investments in fully consolidated subsidiaries	(152.9)	(3.2)	(6.1)	0.0
Proceeds from the sale of non-current assets	0.4	3.6	(0.1)	(0.8)
Proceeds from the sale of investments in fully consolidated subsidiaries	0.0	27.4	0.0	(0.4)
Net change in short-term investments (exceeding 3 months to maturity) and marketable securities	84.9	148.3	(83.9)	(147.5)
Net cash (used for)/provided by investing activities	**(155.7)**	**128.8**	**(110.2)**	**(171.3)**
Increase in shareholders' equity	0.6	0.0	0.0	0.0
Net cash provided by financing activities	**0.6**	**0.0**	**0.0**	**0.0**
Net increase/(decrease) in cash and cash equivalents (up to 3 months to maturity)	96.4	450.8	(14.8)	(63.2)
Cash and cash equivalents (up to 3 months to maturity) at the start of the period	68.7	268.3	179.9	782.3
Cash and cash equivalents (up to 3 months to maturity) at the end of the period	165.1	719.1	165.1	719.1

Statement of shareholders' equity

	Subscribed capital	Subscribed capital	Additional paid-in capital	Revenue reserves	Currency translation adjustments	Revaluation of financial instruments	Group net income (loss)	**Total**
	Number of shares (thousands)	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €
Balance as of Jan. 1, 2003	**1 223 858**	**1 223.9**	**5 775.0**	**(991.7)**	**0.2**	**0.0**	**(489.7)**	**5 517.7**
Currency translation adjustment	0	0.0	0.0	0.0	(0.2)	0.0	0.0	(0.2)
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Changes not recognized as income/(expense)	0	0.0	0.0	(489.7)	0.0	0.0	489.7	0.0
Net loss, Jan. 1-Sep. 30, 2003	0	0.0	0.0	0.0	0.0	0.0	(43.1)	(43.1)
Balance as of Sep. 30, 2003	**1 223 858**	**1 223.9**	**5 775.0**	**(1 481.4)**	**0.0**	**0.0**	**(43.1)**	**5 474.4**
Currency translation adjustment	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Changes not recognized as income/(expense)	0	0.0	0.0	0.0	0.0	(0.1)	0.0	(0.1)
Capital contributions	26	0.0	0.3	0.0	0.0	0.0	0.0	0.3
Net income, Oct. 1-Dec. 31, 2003	0	0.0	0.0	0.0	0.0	0.0	5.4	5.4
Balance as of Dec. 31, 2003/Jan. 1, 2004	**1 223 884**	**1 223.9**	**5 775.3**	**(1 481.4)**	**0.0**	**(0.1)**	**(37.7)**	**5 480.0**
Currency translation adjustment	0	0.0	0.0	0.0	0.2	0.0	0.0	0.2
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Changes not recognized as income/(expense)	0	0.0	0.0	(37.7)	0.0	0.1	37.7	0.1
Capital contributions	6	0.0	0.5	0.0	0.0	0.0	0.0	0.5
Net income, Jan. 1-Sep. 30, 2004	0	0.0	0.0	0.0	0.0	0.0	248.2	248.2
Balance as of Sep. 30, 2004	**1 223 890**	**1 223.9**	**5 775.8**	**(1 519.1)**	**0.2**	**0.0**	**248.2**	**5 729.0**

Segment information (IFRS-compliant) Millions of €

	First three quarters 2004	First three quarters 2003	Third quarter 2004	Third quarter 2003
Germany				
Net revenues	1 313.2	1 228.0	433.6	411.9
Gross margin	882.2	728.7	309.9	252.4
Gross margin (%)	67.2	59.3	71.5	61.3
Operating earnings	326.3	249.1	113.6	75.6
EBITDA	**380.3**	**290.8**	**132.4**	**91.6**
Rest of Europe				
Net revenues	168.9	124.2	55.8	42.3
Gross margin	83.1	47.1	29.0	16.0
Gross margin (%)	49.2	37.9	52.1	37.9
Operating earnings	(14.1)	(39.0)	(3.7)	(11.2)
EBITDA	**2.7**	**(26.7)**	**2.3**	**(7.4)**
Consolidation				
Net revenues	(8.7)	(5.2)	(4.2)	(1.5)
Operating earnings	(0.3)	(2.9)	(0.3)	(3.2)
EBITDA	**(0.2)**	**(2.9)**	**(0.2)**	**(3.2)**
Total				
Net revenues	1 473.4	1 347.0	485.2	452.7
Gross margin	959.7	775.7	339.0	268.4
Gross margin (%)	65.1	57.6	69.9	59.3
Operating earnings	311.9	207.2	109.6	61.2
EBITDA	**382.8**	**261.2**	**134.5**	**81.0**

The following table shows access customers within the T-Online Group:

In millions*	Sep. 30, 2004	Dec. 31, 2003	Sep. 30, 2003
Registered customers	**13.37**	**13.13**	**12.90**
Germany	**11.31**	**10.79**	**10.57**
With DSL tariffs	2.91	2.16	2.11
With narrowband tariffs	5.11	5.56	5.63
PAYG (usage <30 days)	0.77	0.81	0.79
PAYG (usage >30 days)	2.52	2.25	2.04
"Übriges Europa"	**2.06**	**2.35**	**2.33**
With DSL tariffs	0.31	0.26	0.22
With narrowband tariffs	0.24	0.29	0.31
PAYG (usage <30 days)	0.13	0.17	0.17
PAYG (usage >30 days)	1.38	1.63	1.63

* The totals are based on figures established before rounding.

The table below shows customers who have broadband access but currently use a narrowband tariff:

In millions	Sep. 30, 2004	Dec. 31, 2003	Sep. 30, 2003
DSL users with narrowband tariffs	1.05	1.15	1.10

12. Definitions for the new presentation of revenues and customer numbers.*

Subscription fees: Revenues from fixed monthly basic charges for access and content products, for example access tariffs or products such as security packages, extra mailbox space and "Insider" subscription content plans.

Usage fees: Revenues from per-minute or volume-based access tariff components and non-access products made available on a pay-per-view or pay-per-use basis.

Advertising/B2B: Revenues from T-Online business customers and online advertising. The portal agreement with Deutsche Telekom is reported separately.

Registered customers are all customers in access tariffs.

Monthly paying customers are customers who pay a monthly basic charge, although this does not necessarily mean they have used the product.

PAYG customers are customers who have not ordered a tariff plan with a monthly basic charge.

DSL tariff customers: Customers who have signed up for a T-Online broadband tariff.

Broadband customers: DSL tariff customers, plus those customers who have a broadband connection but have not yet signed up for a DSL tariff.

Blended-ARPU:

$$\frac{(\text{Subscription Fees} + \text{Usage Fees}) / \text{Number of Months}}{(\text{DSL-CAV} + \text{NB-CAV} + \text{PAYG} < 30\text{ days})} = \text{ARPU}_{\text{blended}}$$

Subscription-ARPU:

$$\frac{\text{Subscription Fees} / \text{Number of Months}}{(\text{DSL-CAV} + \text{NB-CAV})} = \text{ARPU}_{\text{subscription}}$$

Usage-ARPU:

$$\frac{\text{Usage Fees} / \text{Number of Months}}{(\text{DSL-CAV} + \text{NB-CAV} + \text{PAYG} < 30\text{ days})} = \text{ARPU}_{\text{usage}}$$

* More information on this topic is provided in the First Quarter Report 2004, Section 2, "Business trends for the Group and its segments" (p. 6–12) and on our corporate portal at http://www2.t-online.net/dyn/c/19/54/41/1954418.swf.

Address
T-Online International AG
Postfach 10 11 52
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Investor Relations
Telephone: 06151/680-2929
Telefax: 06151/680-299
Web site: www.t-online.de/ir
E-Mail: ir@t-online.net

Forum T-Aktie
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Telefax: 0800 330 1100
E-Mail: forum-aktie@t-online.de

Note
This Group Interim Report is a translation of the original German version, which in case of doubt shall be definitive.